# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Micware Co., Ltd., CIK 0002083526
CUSIP: 59490A100**
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Hyogo, Japan (M0), 650-0035
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000715153

## Reporting persons
- Honda Motor Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 6,861,270; shared voting power 0; sole dispositive power 6,861,270; shared dispositive power 0; aggregate amount beneficially owned 6,861,270 (11.5% of the class)
  Comment: *Comment for Item 11: Based on 59,419,414 Ordinary Shares reported by the Issuer to be issued and outstanding June 30, 2026, the date of the filing of the Issuer's annual report on Form 20-F with the SEC.

## Item 1. Issuer
Name of issuer: Micware Co., Ltd.
Address of issuer's principal executive offices: Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Hyogo 650-0035, Japan

## Item 2. Person Filing
Name of person filing: Honda Motor Co., Ltd.
Address of principal business office or, if none, residence: TORANOMON ALCEA TOWER 2-2-3 Toranomon, Minato-ku, Tokyo 105-8404, Japan
Citizenship: Please refer to Item 4 on the cover page for the Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference. 59490A100 is the CUSIP number assigned to the Issuer's American Depositary Shares, each representing one Ordinary Share, which are listed on the Nasdaq Global Market under the symbol "MWC." There is no CUSIP number assigned to the Ordinary Shares.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Honda Motor Co., Ltd.: /s/ Masao Kawaguchi, Masao Kawaguchi, Executive Officer and Chief Financial Officer (07/29/2026)